UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 2)

RES-CARE, INC.

(Name of Subject Company)

RES-CARE, INC.

(Name of Person Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

760943100

(CUSIP Number of Class of Securities)

David W. Miles

Res-Care, Inc.

9901 Linn Station Road

Louisville, Kentucky 40223

(502)394-2100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Alan K. MacDonald

Frost Brown Todd LLC

400 West Market Street, 32nd Floor

Louisville, Kentucky 40202

(502)589-5400

This statement is filed in connection with (check the appropriate box):

☐    The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐            The filing of a registration statement under the Securities Act of 1933.

☒          A tender offer.

☐            None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$340,732,402	$24,294.22

*                      Estimated for purposes of calculating the filing fee. Calculated by multiplying (i) 25,715,653, which is the difference between 29,415,653, the number of shares of common stock, no par value (“Shares”), of Res-Care, Inc. (“ResCare” or, the “Company”) outstanding as of September 30, 2010, and 3,700,000, which is the number of Shares beneficially owned by Onex Corporation and its affiliates by (ii) $13.25, which is the per Share tender offer price.

**               The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by .0000713.

☒               Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24,294.22

Form or Registration No.: Schedule TO-T

Filing Party: Onex Rescare Acquisition, LLC

Date Filed: October 7, 2010

This Amendment No. 2 to Schedule 13E-3 amends and supplements the Transaction Statement on Schedule 13E-3 originally filed by ResCare with the Securities and Exchange Commission (the “SEC”) on October 7, 2010 (as amended from time to time, the “Schedule 13E-3” or the “Transaction Statement”), relating to the cash tender offer by Onex Rescare Acquisition, LLC, a Delaware limited liability company (“Purchaser”), as disclosed in the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO that was originally filed by Purchaser with the SEC on October 7, 2010 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of common stock, no par value of ResCare (the “Shares” or “common shares”), other than Shares owned by the Purchaser Group and its affiliates, at a price of $13.25 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated October 25, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal, dated October 7, 2010 (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Capitalized terms used in this amendment without definition have the meanings set forth in the Schedule 13E-3.

This Amendment No.2 is being filed to amend and supplement Items 1, 4, 11 and 15 of the Schedule 13E-3 by adding the following text thereto:

Completion of Tender Offer.  On November 16, 2010, Onex Corporation issued a press release announcing that a total of 20,678,039 common shares were validly tendered and not withdrawn at the expiration of the tender offer at 5:00 P.M., New York City time, on November 15, 2010, representing approximately 81.6% of the outstanding shares not owned by the Purchaser Group and the Rollover Shareholders. An additional 548,707 common shares were tendered pursuant to notices of guaranteed delivery. All shares that were validly tendered and not withdrawn have been accepted for payment. Purchaser does not intend to offer a subsequent offering period in connection with the tender offer. As a result of the successful completion of the tender offer, the Purchaser Group holds an 85.3% interest in ResCare, on an as-converted basis (excluding the common shares tendered via guaranteed delivery).

As contemplated by the terms of the Share Exchange Agreement, Purchaser and ResCare will, subject to the satisfaction of certain conditions, cause the Share Exchange to occur as promptly as reasonably practicable hereafter in which all remaining shareholders (other than the Purchaser Group, the Rollover Shareholders and those who properly exercise dissenters’ rights) would, without the need for further action by any public shareholder, receive the same price per share as was paid in the tender offer, without interest and less any applicable withholding of taxes. The Share Exchange will be completed following approval thereof at a meeting of ResCare’s shareholders to be held as soon as practicable after the date hereof. As a result of the completion of the tender offer, the Purchaser Group has sufficient voting power to approve the Share Exchange at such meeting without regard to the vote of any other ResCare shareholder.

The full text of Onex Corporation’s press release announcing the completion of the tender offer is attached as Exhibit (a)(1)(ix) hereto and incorporated herein by reference.

Item 16. Exhibits

Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(1)(ix)

Press Release issued by Onex Corporation on November 16, 2010 announcing completion of the tender offer (incorporated by reference to Exhibit (a)(5)(iv) to Amendment No. 6 to the Schedule TO filed by Purchaser on November 16, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

RES-CARE, INC.

Dated: November 16, 2010	By:	/s/ DAVID W. MILES
David W. Miles
Executive Vice President and Chief Financial Officer